SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Centre Street Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 74,453 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 74,453 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,453 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Centre Street Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 74,453 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 74,453 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,453 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Franklin Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 18,575 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 18,575 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,575 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Franklin Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 18,575 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 18,575 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,575 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Credit Opportunity Trading Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 427,986 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 427,986 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 427,986 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Credit Opportunity Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 427,986 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 427,986 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 427,986 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Credit Opportunity Fund (Offshore) III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 427,986 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 427,986 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 427,986 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Credit Opportunity Management III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 427,986 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 427,986 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 427,986 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person AEC (Lux) S.à.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 55,545 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 55,545 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,545 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo European Credit Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 55,545 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 55,545 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,545 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo European Credit Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 55,545 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 55,545 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,545 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person AES (Lux) S. à.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 95,363 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 95,363 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,363 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo European Strategic Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 95,363 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 95,363 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,363 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo European Strategic Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 95,363 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 95,363 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,363 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person ANS U.S. Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,425 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,425 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,425 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person CO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SK Strategic Investments, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,425 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,425 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,425 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SK Strategic Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,425 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,425 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,425 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Special Opportunities Managed Account, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 235,283 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 235,283 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 235,283 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SOMA Advisors, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 235,283 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 235,283 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 235,283 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SOMA Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 235,283 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 235,283 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 235,283 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 235,283 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 235,283 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 235,283 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings II GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 235,283 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 235,283 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 235,283 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SVF Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 235,283 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 235,283 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 235,283 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo SVF Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 235,283 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 235,283 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 235,283 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Zeus Strategic Investments, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 78,426 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 78,426 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,426 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Zeus Strategic Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 78,426 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 78,426 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,426 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,024,059 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,024,059 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,059 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.9%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,024,059 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,024,059 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,059 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.9%

14	Type of Reporting Person OO

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,024,059 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,024,059 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,059 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.9%

14	Type of Reporting Person PN

CUSIP No. Y2685T115		13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,024,059 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,024,059 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,059 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.9%

14	Type of Reporting Person OO

This Amendment No. 5 to Schedule 13D is filed by:  (i) Apollo Centre Street Partnership, L.P., (ii) Apollo Franklin Partnership, L.P., (iii) Apollo Credit Opportunity Trading Fund III LP, (iv) AEC (Lux) S.à.r.l., (v) AES (Lux) S. à.r.l., (vi) ANS U.S. Holdings Ltd., (vii) Apollo Special Opportunities Managed Account, L.P., (viii) Apollo Zeus Strategic Investments, L.P., (ix) Apollo Centre Street Management, LLC, (x) Apollo Franklin Management, LLC, (xi) Apollo Credit Opportunity Fund III LP, (xii) Apollo Credit Opportunity Fund (Offshore) III LP, (xiii) Apollo Credit Opportunity Management III LLC, (xiv) Apollo European Credit Management, L.P., (xv) Apollo European Credit Management, LLC, (xvi) Apollo European Strategic Management, L.P., (xvii) Apollo European Strategic Management LLC, (xviii) Apollo SK Strategic Investments, L.P., (xix) Apollo SK Strategic Management, LLC, (xx) Apollo SOMA Advisors, L.P., (xxi) Apollo SOMA Capital Management, LLC, (xxii) Apollo Principal Holdings II, L.P., (xxiii) Apollo Principal Holdings II GP, LLC, (xxiv) Apollo SVF Management, L.P., (xxv) Apollo SVF Management GP, LLC, (xxvi) Apollo Zeus Strategic Management, LLC, (xxvii) Apollo Capital Management, L.P. (“Capital Management”), (xxviii) Apollo Capital Management GP, LLC, (xxix) Apollo Management Holdings, L.P., and (xxx) Apollo Management Holdings GP, LLC and supplements and amends the Statement on Schedule 13D filed on February 26, 2016, Amendment No. 1 thereto filed June 10, 2016, Amendment No. 2 thereto filed June 30, 2016, Amendment No. 3 thereto filed October 11, 2016 and Amendment No. 4 thereto filed October 14, 2016 (together, the “Initial Schedule 13Ds”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Initial Schedule 13Ds.

Responses to each item of this Statement on Schedule 13D/A are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

Item 2.   Identity and Background

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented with the following:

The source of funds for the Preferred Shares (as defined in Item 4 of this Amendment No. 5 below) that may be acquired pursuant to the Purchase Agreement (as amended) and the Additional Purchase Agreement (as defined in Item 4 of this Amendment No. 5 below) will be the working capital, or funds available for investment, of (i) Apollo Centre Street Partnership, L.P., (ii) Apollo Franklin Partnership, L.P., (iii) Apollo Credit Opportunity Trading Fund III LP, (iv) Apollo European Credit Fund, L.P., (v) AES (Lux) S.à.r.l., (vi) Apollo SK Strategic Investments, L.P., (vii) Apollo Special Opportunities Managed Account, L.P., and (viii) Apollo Zeus Strategic Investments, L.P. (collectively, the “Funds”).

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented with the following:

Effective as of October 26, 2016, the Funds and the Issuer entered into Amendment No. 1 to the Purchase Agreement whereby Section 7.11 of the Purchase Agreement was amended in connection with the entry into the Additional Purchase Agreement described below.

Additionally, effective as of October 27, 2016, certain of the Funds entered into a securities purchase agreement (the “Additional Purchase Agreement”) with the Issuer and the other investors set forth therein.  Pursuant to the terms of the Additional Purchase Agreement, certain of the Funds agreed to purchase 515,464 shares of Series A Preferred Stock of the Issuer (“Preferred Shares”) at a price of $4.85 per share, for an aggregate purchase price of $2.5 million. The Preferred Shares to be purchased pursuant to the Additional Purchase Agreement are in addition to the 5,773,197 Preferred Shares, including (i) a firm commitment to purchase 3,587,629 Preferred Shares and (ii) a Backstop Commitment (as defined in the Purchase Agreement) to purchase up to 2,185,568 Preferred Shares, that the Funds agreed to purchase from the Issuer pursuant to the Purchase Agreement.  As disclosed by the Issuer in its Form 8-K filed October 27, 2016, the Issuer has entered into similar purchase agreements with certain other investors. The closing of the Additional Purchase Agreement is subject to certain customary closing conditions, including the satisfaction of the conditions precedent in the Issuer’s Debt Commitment Letter (as defined in the Additional Purchase Agreement), the refinancing and amendment of certain of the Issuer’s debt agreements, and the execution of a registration rights agreement.

The relative rights, preferences, limitations and designations of the Preferred Shares are set forth in the Certificate of Designation attached as Exhibit A to the Additional Purchase Agreement and are described in more detail below in Item 6 of this Amendment No. 5.  Pursuant to the terms of the Certificate of Designation, the Preferred Shares will be converted into shares of Common Stock upon the approval of the Issuer’s stockholders, at an initial conversion ratio of one share of Common Stock for each Preferred Share (the “Conversion”).  Pursuant to the terms of the Additional Purchase Agreement, the Issuer has committed to take all action necessary to hold a special meeting of its stockholders within 60 days of the closing of the transactions contemplated by the Additional Purchase Agreement to seek stockholder approval of the Conversion.

The description of Amendment No. 1 to the Purchase Agreement and the Additional Purchase Agreement in this Item 4 are qualified in their entirety by reference to the agreements, forms of which are filed as Exhibit 5 and 6 hereto, respectively, and incorporated by reference into this Item 4.

Other than as discussed above and in the Initial Schedule 13Ds, the Reporting Persons do not have any plans or proposals that would have any of the effects listed in Item 4(a)-(j) of Schedule 13D.

The Reporting Persons expressly disclaim the existence of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, between themselves or with any other stakeholders in the Issuer, and neither the entry into the Additional Purchase Agreement nor the filing of this Schedule 13D/A shall be construed as an admission that any Reporting Person is a member of a group with any such other person, or that the Reporting Persons beneficially own any shares of Common Stock beneficially owned by any other person.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented with the following:

(a) — (b) The information requested by this paragraph is incorporated by reference herein to the information provided on the cover pages of this Amendment No. 5.  The number of shares reported by the Reporting Persons on the cover pages hereto and in this Item 5 reflect the effectuation of the Issuer’s 1-for-10 reverse stock split on July 7, 2016.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented with the following:

The information provided above in Item 4 of this Schedule 13D/A is incorporated by reference into this Item 6.

The following summarizes the relative rights, preferences, limitations and designations of the Preferred Shares: (i) dividends will be payable on the Preferred Shares semiannually commencing on the 180th day following the day the Preferred Shares are issued, at the rate of per annum of 6% per share; (ii) upon liquidation, dissolution or winding up of the Issuer, holders of the Preferred Shares are entitled to the greater of the sum of the Liquidation Preference (as defined in the Certificate of Designation) and accrued and unpaid dividends, or the amount that would have been payable to holders of Common Stock; (iii) the Preferred Shares have no voting rights except as required by law, and except that the Preferred Shares have the right to vote as a separate class on certain proposals relating to powers, preferences, privileges or rights of the holders of the Preferred Shares, or the issuance or increase in the authorized amount of Preferred Shares; and (iv) the Preferred Shares will be converted into shares of Common Stock upon the approval of the Issuer’s stockholders, at an initial ratio of one share of Common Stock for each Preferred Share, subject to adjustment pursuant to certain anti-dilution provisions.

The description of the relative rights, preferences, limitations and designations of the Preferred Shares in this Item 6 is qualified in its entirety by reference to the Certificate of Designation, a copy of which is included as Exhibit A to the Additional Purchase Agreement a form of which is filed as Exhibit 6 hereto and incorporated by reference into this Item 6.

Item 7.   Material to Be Filed as Exhibits

Exhibit 5: Form of Amendment No. 1 to Purchase Agreement, effective as of October 26, 2016 by and among Genco Shipping and Trading Limited and the Funds.

Exhibit 6: Form of Additional Purchase Agreement, effective as of October 27, 2016, by and among Genco Shipping and Trading Limited, certain of the Funds and each other investor set forth on the signature page affixed thereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  October 28, 2016

APOLLO CENTRE STREET PARTNERSHIP, L.P.

By:	Apollo Centre Street Advisors (APO DC), L.P.
its general partner

	By:	Apollo Centre Street Advisors (APO DC-GP), LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CENTRE STREET MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO FRANKLIN PARTNERSHIP, L.P.

By:	Apollo Franklin Advisors (APO DC), L.P.
its general partner

	By:	Apollo Franklin Advisors (APO DC-GP), LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO FRANKLIN MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CREDIT OPPORTUNITY TRADING FUND III

By:	Apollo Credit Opportunity Fund III LP
its general partner

	By:	Apollo Credit Opportunity Advisors III (APO FC) LP
its general partner

		By:	Apollo Credit Opportunity Advisors III (APO FC) GP LLC
its general partner

			By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

By:	Apollo Credit Opportunity Fund (Offshore) III LP
its general partner

	By:	Apollo Credit Opportunity Advisors III (APO FC) LP
its general partner

		By:	Apollo Credit Opportunity Advisors III (APO FC) GP LLC
its general partner

			By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CREDIT OPPORTUNITY FUND III LP

By:	Apollo Credit Opportunity Advisors III (APO FC) LP
its general partner

	By:	Apollo Credit Opportunity Advisors III (APO FC) GP LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CREDIT OPPORTUNITY FUND (OFFSHORE) III LP

By:	Apollo Credit Opportunity Advisors III (APO FC) LP
its general partner

	By:	Apollo Credit Opportunity Advisors III (APO FC) GP LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CREDIT OPPORTUNITY MANAGEMENT III LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

AEC (LUX) S.À R.L.

By:	Apollo European Credit Management, L.P.
its investment manager

	By:	Apollo European Credit Management GP, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO EUROPEAN CREDIT MANAGEMENT, L.P.

By:	Apollo European Credit Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO EUROPEAN CREDIT MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

AES (LUX) S.À R.L.

By:	Apollo European Strategic Management, L.P.
its investment manager

	By:	Apollo European Strategic Management GP, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.

By:	Apollo European Strategic Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO EUROPEAN STRATEGIC MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

By:	Apollo SOMA Advisors, L.P.
its general partner

	By:	Apollo SOMA Capital Management, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SOMA ADVISORS, L.P.

By:	Apollo SOMA Capital Management, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SOMA CAPITAL MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO PRINCIPAL HOLDINGS II, L.P.

By:	Apollo Principal Holdings II GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO PRINCIPAL HOLDINGS II GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SVF MANAGEMENT, L.P.

By:	Apollo SVF Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SVF MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

ANS U.S. HOLDINGS LTD.

By:	Apollo SK Strategic Investments, L.P.
its sole shareholder

	By:	Apollo SK Strategic Advisors GP, L.P.
its general partner

		By:	Apollo SK Strategic Advisors, LLC

			By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SK STRATEGIC INVESTMENTS, L.P.

By:	Apollo SK Strategic Advisors GP, L.P.
its general partner

	By:	Apollo SK Strategic Advisors, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO SK STRATEGIC MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO ZEUS STRATEGIC INVESTMENTS, L.P.

By:	Apollo Zeus Strategic Advisors, L.P.
its general partner

	By:	Apollo Zeus Strategic Advisors, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO ZEUS STRATEGIC MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President